Exhibit 1
Americas Mining Corporation
1440 E. Missouri Ave., Suite C175
Phoenix, AZ 85014
October 28, 2011
Special Committee of the Board of Directors
Southern Copper Corporation
1440 E. Missouri Ave., Suite C175
Phoenix, AZ 85014
Gentlemen:
     We are writing to inform you that, in light of our recent discussions and other developments, Americas Mining Corporation (“AMC”) has determined to withdraw, effective immediately, its non-binding indication of interest (the “Proposal”) submitted on July 22, 2010 to the Board of Directors of Southern Copper Corporation (“Southern Copper”) for an all-stock business combination of Southern Copper and AMC, in which all public stockholders of Southern Copper would have received common shares of AMC in exchange for their Southern Copper shares.
     We thank you for the time and effort you have devoted to considering the Proposal.
[Remainder of page left blank intentionally]

Sincerely,

AMERICAS MINING CORPORATION

By: Name:	/s/ Daniel Muñiz Quintanilla Daniel Muñiz Quintanilla
Title:	Vice-President and Chief Financial Officer